April 1, 2024

United States Securities and Exchange Commission

Division of Corporate Finance

Office of Real Estate & Construction

Washington, DC 20549

ATTN:	Ms. Pearlyne Paulemon
Ms. Pam Howell

Re:	AC Partners, Inc. Offering Statement on Form 1-A Requested Acceleration Filed March 29, 2024 File No. 024-12395

Dear Ms. Paulemon and Ms. Howell:

AC Partners, Inc. (the “Company”) is requesting the withdrawal of its Acceleration Request submitted March 29, 2024. A final submission is being made of the offering at which time a new acceleration request will be submitted.

Very truly yours,

By:	/s/ Donald R. Keer
Donald R. Keer, Esq.
Counsel to AC Partners, Inc.

3663 Greenwood Circle, Chalfont, Pennsylvania 18914

215-962-9378